1140 Bay Street, Suite 4000 Toronto, Ontario M5S 2B4 Canada Main: +1 416 960 9500

November 27, 2023

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, DC 20549

RE: Letter for Colliers International Group Inc. (the “Company”) dated November 15, 2023 (File No. 001-36898)

This letter is in response to your above-noted letter. Our response is keyed to the comment in your letter.

Comment:

Form 40-F for the Fiscal Year Ended December 31, 2022

Exhibit 2

Notes to Consolidated Financial Statements

Note 4. Acquisitions, page 24

1. We note your disclosure that goodwill amounts recognized are primarily attributable to assembled workforces, synergies with existing operations, and future growth prospects. Please revise future filings to provide a more robust qualitative description about the synergies with existing operations and future growth prospects when discussing goodwill acquired. Reference is made to paragraph 805-30-50-1(a) of the Accounting Standards Codification.

Response:

The Company agrees to enhance its disclosure related to goodwill amounts recognized under ‘Note 4. Acquisitions’ in accordance with paragraph 805-30-50-1(a) of the Accounting Standards Codification in its future filings. To illustrate, we plan to include the following disclosure in our next Form 40-F filing for the year ending December 31, 2023 under ‘Note 4. Acquisitions’:

“The primary factors contributing to goodwill acquired in the years ended December 31, 2023 and December 31, 2022 are assembled workforces, synergies with existing operations and future growth prospects. Specifically, the synergies in our acquisitions primarily relate to diversifying our client base and service offerings, cross-sell opportunities, increasing our market share, and geographic expansion. Future growth prospects in the acquired businesses are consistent with long-term growth trends in the commercial real estate services and asset management industries.”

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Sincerely,

Christian Mayer

Chief Financial Officer

Colliers International Group Inc.